FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number    000-26495

Commtouch Software Ltd.

(Translation of registrant’s name into English)

4A Hazoran Street

Poleg Industrial Park, P.O. Box 8511

Netanya 42504, Israel

011-972-9-863-6888

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

COMMTOUCH SOFTWARE LTD.

FORM 6-K

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and other US securities laws. In addition, statements in the future tense, and statements including words such as "expect", "plan", "estimate", anticipate", or "believe" are forward-looking statements. These statements are based on information available to us at the time of the Report; we assume no obligation to update any of them. The statements in this Report are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors including pricing pressures; technological developments, and products offered by competitors; the availability of resources from suppliers and other third parties; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for our newer product offerings; availability of qualified staff; and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov. Except as required by law, we undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

Purposes of this Report

1.	Attached as Exhibit 99.1 is the company’s Notice of Annual Meeting of Shareholders and Proxy Statement for the meeting to be held on December 15, 2011.
2.	Attached as Exhibit 99.2 is the company’s press release announcing the appointment of Todd Thomson as a new director.
3.	Attached as Exhibit 99.3 is the company’s press release announcing financial results of the company for the third quarter 2011.
4.	As of October 31, 2011, the company had 23,696,645 Ordinary Shares outstanding.

Information Incorporated by Reference

The GAAP financial statements included in the press release attached as Exhibit 99.3 to this Report on Form 6-K are hereby incorporated by reference into the Registrant's Registration Statements on Form S-8, Registration Nos. 333-94995, 333-141177, 333-65532, 333-151929 and 333-162104, and on Form F-3, Registration Nos. 333-88248, 333-109837, 333-111731, 333-111734, 333-117085, 333-131272 and 333-122407, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMMTOUCH SOFTWARE LTD.
(Registrant)

Date: November 10, 2011	By	/s/ Ron Ela
Ron Ela
Chief Financial Officer

Exhibit Index

Exhibit Number	Description of Exhibit

99.1	Notice of Annual Meeting of Shareholders and Proxy Statement

99.2	Press release of November 7, 2011announcing the appointment of Todd Thomson as a new director

99.3	Press release of November 2, 2011 regarding release of third quarter 2011 financial results

3